For Immediate Release



8x8 Announces First Quarter Fiscal 2006 Results

Quarterly Revenues Increase 54% over Prior Quarter and 191% over Prior Year Period

SANTA CLARA, Calif., -- July 27, 2005 -- 8x8, Inc. (NASDAQ:EGHT), provider of Packet8 broadband voice over internet protocol (VoIP) and videophone communications services, today announced financial results for its first quarter ended June 30, 2005.

Revenues for the first quarter of fiscal 2006 were $6 million, compared with $2.1 million for the same period of fiscal 2005 and $3.9 million for the previous quarter. The net loss for the quarter was $5.1 million, or $0.10 per share, compared with a net loss of $7 million, or $0.14 per share, for the previous quarter and a net loss of $2.6 million or $0.07 per share for the same period last year.

Total revenues for the Company's Packet8 VoIP service and related equipment sales increased to $5.7 million for the first quarter of fiscal 2006, compared with $3.8 million for the fourth quarter of fiscal 2005, an increase of 50%. As of June 30, 2005, the Company had approximately 73,000 Packet8 subscriber lines in service as compared to approximately 57,000 on March 31, 2005, a 28% increase.

At the end of the first quarter of fiscal 2006, 8x8's balance sheet, including cash and cash equivalents, short-term investments and restricted cash, totaled $24.9 million. During the quarter, the Company made significant inventory purchases in anticipation of demand and expenditures related to the Company's successful compliance with the internal control reporting requirements of section 404 of the Sarbanes Oxley Act for fiscal 2005.

"8x8 revenues are up for the sixth consecutive quarter and are at their highest quarterly level since 2000," said Bryan R. Martin, 8x8's Chairman & CEO. "We have seen significant growth in all areas of our business, particularly the Packet8 VideoPhone and Virtual Office services, both of which offer unique and compelling price and feature advantages for residential and small business customers. We are maintaining our focus on providing the best possible voice and video communication services to our base of loyal Packet8 subscribers, and believe that the growth of this customer base depends on the continued provision of unique, differentiated services and IP applications, attractive customer value propositions and outstanding customer support."

About 8x8, Inc.

8x8, Inc. offers the Packet8 (http://www.packet8.net/) VoIP (voice over internet protocol) telephone and videophone communications service and the Packet8 Virtual Office service. For additional company information, visit 8x8's web site at http://www.8x8.com/.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements relating to demand for our Packet8 service and our ability to successfully introduce and support new features and products for our Packet8 service. Investors are cautioned that these statements involve risks and uncertainties, and actual results could be materially different from those discussed in this news release. These risks include the risk that demand for our Packet8 products may be less than we anticipated or that we may not be able to introduce and support new features or products at all. Further information on factors that could affect the actual results of 8x8, Inc. are included in 8x8, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2005, which is on file with the Securities and Exchange Commission. 8x8 does not assume any obligation to revise or update any forward-looking statements contained in this press release that become untrue because of subsequent events.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo and Packet8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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MEDIA RELATIONS CONTACT:
Joan Citelli
JCitelli@8x8.com
(408) 687-4320

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended June 30,	
	2005	**2004**
Product revenues	$ 1,009	$ 596
License and service revenues	4,996	1,471
Total revenues	6,005	2,067
Operating expenses:		
Cost of product revenues	2,105	912
Cost of license and service revenues	2,069	879
Research and development	1,324	577
Selling, general and administrative	5,865	2,512
Total operating expenses	11,363	4,880
Loss from operations	(5,358)	(2,813)
Other income, net	222	244
Net loss	$ (5,136)	$ (2,569)
Net loss per share:		
Basic and diluted	$ (0.10)	$ (0.07)
Weighted average number of shares:		
Basic and diluted	53,823	38,690

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	June 30, 2005		March 31, 2005
ASSETS			
Current assets			
Cash and cash equivalents	$ 13,442	$	22,515
Restricted cash	250		250
Short term investments	11,175		9,035
Accounts receivable, net	460		1,144
Inventory	2,209		1,600
Other current assets	2,264		2,485
Total current assets	29,800		37,029
Property and equipment, net	2,071		1,788
Other assets	262		263
	$ 32,133	$	39,080
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 3,218	$	4,496
Accrued compensation	564		515
Accrued warranty	230		187
Deferred revenue	1,695		2,602
Other accrued liabilities	1,680		1,536
Total current liabilities	7,387		9,336
Other liabilities	78		-
Total stockholders' equity	24,668		29,744
	$ 32,133	$	39,080